Filed pursuant to Rule 433
Registration No. 333-255600
September 9, 2021
PRICING TERM SHEET

Issuer:	Ohio Power Company
Designation:	Senior Notes, Series R, due 2051
Principal Amount:	$600,000,000
Maturity:	October 1, 2051
Coupon:	2.90%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	April 1, 2022
Benchmark Treasury:	2.375% due May 15, 2051
Benchmark Treasury Yield:	1.894%
Reoffer Spread:	T+103 basis points
Yield to Maturity:	2.924%
Price to Public:	99.521% of the principal amount thereof
Transaction Date:	September 9, 2021
Settlement Date:	September 13, 2021 (T+2)
Optional Redemption Terms:
Make-whole call:	Prior to April 1, 2051 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after April 1, 2051 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	677415 CU3 / US677415CU30
Joint Book-Running Managers:	BofA Securities, Inc. CIBC World Markets Corp. MUFG Securities Americas Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Fifth Third Securities, Inc. Mischler Financial Group, Inc.
Expected Ratings*:	A3 (Negative) by Moody’s Investors Service, Inc. A- (Negative) by S&P Global Ratings, a division of S&P Global Inc. A (Negative) by Fitch Ratings, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322, CIBC World Markets Corp. toll-free at 1-800-282-0822, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, Truist Securities, Inc. toll-free at 1-800-685-4786 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.